APPENDIX A:
INVESTMENT RISKS

LIMITED OPERATING HISTORY

Gentile Brewing Company is a newly established entity and has limited history for prospective investors to consider.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Gentile Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Gentile Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Gentile Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Gentile Brewing Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Gentile Brewing Company's management or vote on and/or influence any managerial decisions regarding Gentile Brewing Company. Furthermore, if the founders or other key personnel of Gentile Brewing Company were to leave Gentile Brewing Company or become unable to work, Gentile Brewing Company (and your investment) could suffer substantially.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT GENTILE BREWING COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Gentile Brewing Company's financial performance or ability to continue to operate. In the event Gentile Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

THE COMPANY MIGHT NEED MORE CAPITAL

Gentile Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Gentile Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Gentile Brewing Company, and the revenue of Gentile Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Gentile Brewing Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Gentile Brewing Company fails to generate enough revenue, you could lose some or all of your money.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Gentile Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Gentile Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Gentile Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

UNINSURED LOSSES

Although Gentile Brewing Company will carry some insurance, Gentile Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Gentile Brewing Company could incur an uninsured loss that could damage its business.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.